UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM CB/A
(Amendment No. 1)

Tender Offer/Rights Offering Notification Form

Please place an X in the box(s) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)
Securities Act Rule 802 (Exchange Offer)
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)
Exchange Act Rule 14e-2(d) (Subject Company Response)

Aventis
(Name of Subject Company (issuer))

Republic of France
Jurisdiction of Subject Company’s Incorporation or Organization)

Aventis
(Name of Person(s) Furnishing Form)

3.25% Exchangeable Notes due 2003
(Title of Class of Subject Securities)

FR0000496713 (ISIN Code for Notes)
762426AC8 (CUSIP for ADNs)
(CUSIP Number of Class of Securities (if applicable))

Marc Silsiguen
Aventis
16 avenue de l’Europe
67300 Schiltigheim
France
(33) 3 8899 1100
(Name, address, (including zip code) and Telephone Number (including area code) of Person(s) Authorized to
Receive Notices and Communications on Behalf of Subject Company)

WITH A COPY TO:
J. Alan Bannister, Esq.
Clifford Chance
200 Aldersgate Street
London, EC1A 4JJ, England
(44) 207 600 1000

November 29, 2002
(Date Tender Offer/Rights Offering Commenced)

Part I.   INFORMATION SENT TO SECURITY HOLDERS

Item 1.   Home Jurisdiction Documents

The following documents are attached as exhibits to this Form:

Exhibit number	Description

1.	English Translation of Note d'Information (Offer to Purchase)*
2.	Letter of Transmittal for Holders of American Depositary Notes*
3.	Supplemental Information Document for Holders of American Depositary Notes*
4.	Press Release dated December 4, 2002 Announcing Determination of Price in Euros Based on Formula in Offer to Purchase
*Previously filed with this Form CB on November 29, 2002.

Item 2.   Informational Legends

Not applicable.

Part II.   INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

The home jurisdiction document attached pursuant to Item 1 above (Exhibit 1) incorporates by reference Aventis's annual report in French (document de référence). The document de référence is reflected in all material respects in Aventis’s annual report on Form 20–F, filed with the Securities and Exchange Commission (the “SEC”) on April 8, 2002 (the “Form 20–F”). The Form 20–F is not attached as an exhibit to this Form CB, but is available for inspection at the offices of the SEC and on Aventis's website, www.aventis.com.

Part III.   CONSENT TO SERVICE OF PROCESS

A written irrevocable consent and power of attorney of Form F–X was filed by Aventis on November 29, 2002.

Part IV.   SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/	STEPHAN PETRI	/s/	BRUNO ANGRAND

Name:	Stephan Petri	Name:	Bruno Angrand
Title:	Head of Legal Operations	Title:	Head of Corporate Law

Date:	December 3, 2002

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Exhibit 4

Press Release Announcing
Determination of Price in Euros
Based on Formula in Offer to Purchase

Press Release

Your Contact: Stephan Albrechtskirchinger Aventis Media Relations Tel.: +33 (0) 3 88 99 11 38 Fax: +33 (0) 3 88 99 11 13 Stephan.Albrechtskirchinger@aventis.com

Notice Regarding The Offer To Purchase All
Of Outstanding 3.25% Exchangeable Notes
Into Rhodia Due 2003

Determination of the price in euros offered per validly tendered exchangeable note

Strasbourg, France, December 4, 2002 – As described in the prospectus relating to the offer to purchase which received the visa n°02–1183 on November 27, 2002 from the Commission des Opérations de Bourse (COB), the offer price per validly tendered exchangeable note is expressed as a fixed premium of 1.65% over the fair value of the exchangeable note. This fair value is determined by discounting the future cash flows of the exchangeable note at the settlement date (December 19, 2002), by a discount rate equal to the yield of the benchmark French government bond (6.75% OAT due October 25, 2003) increased by a fixed spread of 0.25% corresponding to the credit spread attributable to Aventis for such maturity date.

In accordance with the terms of the offer to purchase set forth in the prospectus, the yield of the 6.75% OAT due October 25, 2003 was determined on December 3 at 12:00 pm (noon) Paris time based upon quotations of bid and ask prices from the following six institutions: Crédit Lyonnais; CSFB; Commerzbank; Crédit Commercial de France; BNP Paribas; and Société Générale. The price of the offer to purchase was then set at 23.74 euros per validly tendered exchangeable note, according to the methodology referred to above. The offer will expire on December 5, 2002.

Aventis · 67917 Strasbourg · Cedex 9 · France · www.aventis.com
Address for visitors: 16, Avenue de l'Europe · Espace Européen de l'Entreprise · F-67300 Schiltigheim

The Terms and Conditions of this offer were published by Euronext Paris SA (Avis n°2002–4008 dated November 28, 2002) and in a notice in the Luxemburger Wort and The Wall Street Journal.

Copies of the prospectus filed with the COB under visa n°02–1183 dated November 27, 2002 and any additional information may be obtained free of charge from Aventis (tel: 00 33 3 88 99 13 19) and JPMorgan Chase Bank, acting as exclusive financial advisor to Aventis and as Presenting Bank (00 33 1 40 15 41 69 in France, 00 44 207 325 0452 in the UK and 00 352 462 685 496 in Luxembourg).
The French version of the prospectus is also available on–line on the COB web site (www.cob.fr).

An English translation of the prospectus may be obtained from The Bank of New York (US tender agent – toll free number in the United States of America: (800) 507–9357) and from J.P. Morgan Securities Ltd. (00 44 207 325 0452).